SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                      ------------------------------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1


                            LAMAR ADVERTISING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     CLASS A COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   512815-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Thomas O. Hicks
                      Chairman and Chief Executive Officer
                                    AMFM Inc.
                    1845 Woodall Rodgers Freeway, Suite 1300
                               Dallas, Texas 75201
                                 (214) 922-8700
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                               September 15, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

---------- ---------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               AMFM INC.

---------- ---------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- ---------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              N/A

---------- ---------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                         [ ]

---------- ---------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

---------- ---------------------------------------------------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
---------- ---------------------------------------------------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                   26,227,273*
---------- ---------------------------------------------------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
---------- ---------------------------------------------------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                   26,227,273*
---------- ---------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           26,227,273*
---------- ---------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                       [ ]

---------- ---------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           37.3%
---------- ---------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- ---------------------------------------------------------------------------------------------------------------


*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.


                                       2

---------- ---------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               AMFM HOLDINGS INC.
---------- ---------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- ---------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              N/A
---------- ---------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                         [ ]

---------- ---------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
---------- ---------------------------------------------------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
---------- ---------------------------------------------------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                   26,227,273*
---------- ---------------------------------------------------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
---------- ---------------------------------------------------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                   26,227,273*
---------- ---------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           26,227,273*
---------- ---------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                             [ ]

---------- ---------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           37.3%
---------- ---------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- ---------------------------------------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.


                                       3

---------- ---------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               CAPSTAR BROADCASTING PARTNERS, INC.
---------- ---------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- ---------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              N/A
---------- ---------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]

---------- ---------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
---------- ---------------------------------------------------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
---------- ---------------------------------------------------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                   26,227,273*
---------- ---------------------------------------------------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
---------- ---------------------------------------------------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                   26,227,273*
---------- ---------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           26,227,273*
---------- ---------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                            [ ]

---------- ---------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           37.3%
---------- ---------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- ---------------------------------------------------------------------------------------------------------------


*        THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP
         AND (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE
         SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.



                                       4

---------- ---------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               AMFM OPERATING INC.
---------- ---------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- ---------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              N/A
---------- ---------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                             [ ]

---------- ---------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
---------- ---------------------------------------------------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
---------- ---------------------------------------------------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                   26,227,273*
---------- ---------------------------------------------------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
---------- ---------------------------------------------------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                   26,227,273*
---------- ---------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           26,227,273*
---------- ---------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                            [ ]

---------- ---------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           37.3%
---------- ---------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- ---------------------------------------------------------------------------------------------------------------


* THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

           This Amendment No. 1 to Schedule 13D amends and supplements Items 2, 3, 4, 5, 6 and 7 contained in the Schedule 13D initially filed with the Securities and Exchange Commission on or about June 11, 1999 (the "Original
Schedule 13D") by Chancellor Media Corporation (now known as AMFM Inc.), Chancellor Mezzanine Holdings Corporation ("Mezzanine," now known as AMFM Holdings Inc.) and Chancellor Media Corporation of Los Angeles ("CMCLA," which entity has since been merged with and into another entity now known as AMFM Operating Inc.), with respect to the Class A Common Stock, $0.001 par value, of Lamar Advertising Company. Item 1 of the Original Schedule 13D remains unchanged. Each capitalized term used herein and not otherwise defined has the meaning given such term in the Original Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name of Person(s) Filing this Statement (the "Filing
                  Parties"):

                  AMFM Inc., a Delaware corporation;
                  AMFM Holdings Inc., a Delaware corporation;
                  Capstar Broadcasting Partners, Inc., a Delaware corporation;
                  and
                  AMFM Operating Inc. ("AMFM Operating").


         (b)      Residence or Business Address:

                     The address of the principal business office of the Filing Parties is 1845 Woodall Rodgers Freeway, Suite 1300, Dallas, Texas 75201.


         (c)      Present Principal Occupation:

                     Each of the Filing Parties is a business organization principally engaged in the radio broadcasting industry.


         (d)      Convictions in Criminal Proceedings during the last 5 Years:

                     None of the Filing Parties have been convicted in a
            criminal proceeding during the last 5 years.


         (e)      Proceedings involving Federal or State Securities Laws:

                     None of the Filing Parties have, during the last 5 years, been a party to any civil proceeding as a result of which he or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)      Citizenship:

                     Each of the Filing Parties is organized under the jurisdiction indicated in paragraph (a) of this Item 2.

                     The attached Schedule I is a list of the directors and executive officers of the Filing Parties which contains the following information with respect to each person:

                        (i)    name;

                        (ii)   principal business address; and

                        (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

                     Each person identified on Schedule I hereto is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

           As more fully described in Item 6 below, on September 15, 1999, Mezzanine acquired 20,518,417 shares of Class A Common Stock (and certain cash consideration) in exchange for 1,000 shares of common stock, par value $.01 per share (the "Whiteco Shares"), of Chancellor Media Whiteco Outdoor Corporation ("Whiteco") and CMCLA acquired 5,708,856 shares of Class A Common Stock (and certain cash consideration) in exchange for 1,000 shares of common stock, par value $.01 per share (the "Outdoor Shares"), of Chancellor Media Outdoor Corporation ("Outdoor"). In a series of corporate restructurings (the "Restructuring"), all shares of the Class A Common Stock held by Mezzanine and CMCLA were contributed to AMFM Operating.

ITEM 4.      PURPOSE OF TRANSACTION

           Mezzanine and CMCLA consummated the transactions described herein in order to dispose of their direct interests in Whiteco and Outdoor and to acquire a significant interest in the Company for investment purposes. Subject to market conditions, the lock-up provisions contained in the Stockholders Agreement, dated as of September 15, 1999, by and among the Company, Mezzanine, CMCLA and certain other stockholders signatory thereto (the "Stockholders Agreement") and other factors, the Filing Parties or their affiliates may acquire additional shares of Class A Common Stock or dispose of the shares of Class A Common Stock held by them from time to time in future open-market, privately negotiated or other transactions, and may enter into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company or may effect other similar agreements or transactions.

ITEM 5.      INTEREST IN SECURITIES OF ISSUER

           (a) and (b) Each of the Filing Parties may be deemed to have beneficially owned in the aggregate 26,227,273 shares of the Class A Common Stock of the Company by virtue of AMFM Operating's ownership of such shares. The aggregate number of shares of Class A Common Stock covered by this Schedule 13D represents approximately 37.3% of the outstanding shares of Class A Common Stock as of November 10, 1999 (the most recent date that the Company's outstanding share information has been made publicly available).

           Based upon the terms of the Company's certificate of incorporation, the shares of Class A Common Stock and Class B Common Stock outstanding and entitled to vote on most matters submitted to stockholders as a single class (except as otherwise required by Delaware law), with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes. Therefore each of the Filing Parties may be deemed to have shared voting power representing approximately 10.7% of the outstanding voting power of the Company as of November 10, 1999.

           Each of the Filing Parties disclaims beneficial ownership of all shares of Class A Common Stock covered by this Schedule 13D not owned of record by it.

           (c) Except as set forth herein, to the knowledge of the Filing Parties with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Class A Common Stock during the past 60 days.

           (d) None.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

           Pursuant to that certain Second and Amended and Restated Stock Purchase Agreement (the "Purchase Agreement"), dated August 11, 1999, by and among the Company, Lamar Media Corp., Mezzanine and CMCLA, on September 15, 1999, Mezzanine acquired 20,518,417 shares of the Class A Common Stock in exchange for the Whiteco Shares and certain cash consideration and CMCLA acquired 5,708,856 shares of the Class A Common Stock in exchange for the Outdoor Shares and certain cash consideration. In the Restructuring, all shares of the Class A Common Stock held by Mezzanine and CMCLA were contributed to AMFM Operating. As a result of the transactions consummated pursuant to the Purchase Agreement and the Restructuring, each of the Filing Parties may be deemed to be the beneficial owner of 26,227,273 shares of Common Stock.

           In connection with the closing of the transactions contemplated by the Purchase Agreement, Mezzanine and CMCLA entered into the Stockholders Agreement. Pursuant to the Stockholders Agreement, as more fully described in
Article 2 thereof, the parties agreed that the Board of Directors of the Company would consist of ten individuals and that a majority of the shares held by Mezzanine, CMCLA and any of their affiliates would be entitled to designate two directors. Also pursuant to the Stockholders Agreement, as more fully described in Article 3 thereof and subject to the exceptions described therein, Mezzanine and CMCLA agreed that, prior to 12 months following the closing of the transactions contemplated by the Purchase Agreement, neither Mezzanine nor CMCLA would sell or otherwise transfer any of the shares of Class A Common Stock held by them.

           Also in connection with the closing of the transactions contemplated by the Purchase Agreement, Mezzanine, CMCLA and the Company entered into that certain Registration Rights Agreement (the "Registration Rights Agreement"), dated as of September 15, 1999. As more fully described in Section 2.1 of the Registration Rights Agreement, the Company generally is obligated to file and maintain for the benefit of Mezzanine and CMCLA a shelf registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering resales of the Class A Common Stock held by them. As more fully described in
Section 2.2 of the Registration Rights Agreement, the Company is also required, upon the demand of Mezzanine and CMCLA (but not more than three times in the aggregate or more than once in any 12 month period), to prepare and file a registration statement to effect an offering of the Class A Common Stock held by Mezzanine and CMCLA under the Securities Act. Finally, as more fully described in Section 2.3 of the Registration Rights Agreement, the Company granted to Mezzanine and CMCLA certain incidental registration rights with respect to other offerings under the Securities Act.

           The descriptions of the Purchase Agreement, the Stockholders Agreement and the Registration Rights Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which are incorporated by reference herewith as Exhibits 99(a), 99(b) and 99(c), respectively.

           The information set forth in Items 3, 4 and 5 above and the Exhibits filed herewith are incorporated by reference herein. The description of the Restructuring set forth in the Current Report on Form 8-K of Capstar Broadcasting Partners, Inc. filed on December 1, 1999 is also incorporated by reference herein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

           99(a) Second Amended and Restated Stock Purchase Agreement, dated as of August 11, 1999, by and among the Company, Lamar Media Corp., Mezzanine and CMCLA.*

           99(b) Stockholders Agreement, dated as of September 15, 1999, by and between the Company and other stockholders signatory thereto.**

           99(c) Registration Rights Agreement, dated as of September 15, 1999, by and among the Company, Mezzanine and CMCLA.**

           * Incorporated by reference to AMFM Inc.'s Quarterly Report on Form 10-Q for the quarterly period ending June 30, 1999.

           **        Filed herewith.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Date:  March 9, 2000


                                        AMFM INC.

                                        By: /s/  W. SCHUYLER HANSEN
                                            -----------------------------
                                            W. Schuyler Hansen
                                            Senior Vice President and
                                            Chief Accounting Officer

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Date:  March 9, 2000



                                            AMFM HOLDINGS INC.

                                            By: /s/  W. SCHUYLER HANSEN
                                                ----------------------------
                                                W. Schuyler Hansen
                                                Senior Vice President and
                                                Chief Accounting Officer

                                   SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             Date:  March 9, 2000


                                             CAPSTAR BROADCASTING
                                             PARTNERS, INC.

                                             By: /s/  W. SCHUYLER HANSEN
                                                 -----------------------------
                                                 W. Schuyler Hansen
                                                 Senior Vice President and
                                                 Chief Accounting Officer

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             Date:  March 9, 2000


                                             AMFM OPERATING INC.

                                             By: /s/  W. SCHUYLER HANSEN
                                                 ----------------------------
                                                 W. Schuyler Hansen
                                                 Senior Vice President and
                                                 Chief Accounting Officer

                                                                   SCHEDULE I
                                                                   ----------

                                   AMFM INC.,
                               AMFM HOLDINGS INC.,
                       CAPSTAR BROADCASTING PARTNERS, INC.
                                       AND
                               AMFM OPERATING INC.

           Name, business address and present principal occupation or employment of the directors and executive officers:

Directors
---------

Thomas O. Hicks
Chairman of the Board and Chief Executive Officer
Chairman of the Board and Chief Executive Officer of Hicks, Muse, Tate & Furst
  Incorporated
200 Crescent Court, Suite 1600
Dallas, Texas  75201

R. Steven Hicks
Vice Chairman of the Board and President and
      Chief Executive Officer of AMFM New Media Group
600 Congress Avenue, Suite 1400
Austin, Texas  78701

Robert L. Crandall
Retired Chairman and Chief Executive Officer of AMR Corp.
5215 N. O'Connor Blvd., Suite 1775
Irving, Texas  75039

Thomas J. Hodson
President of TJH Capital, Inc.
774 Mays Blvd. #10-144
Incline Village, Nevada  89451

Vernon E. Jordan, Jr.
Sr. Managing Director in New York office of Lazard Freres & Co., LLC Of Counsel - Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1333 New Hampshire Avenue, N.W., Suite 400
Washington, D.C.  20036

Michael J. Levitt
Partner of Hicks, Muse, Tate & Furst Incorporated
1325 Avenue of the Americas, 25th Floor
New York, New York  10019

Perry J. Lewis
Founder of Morgan, Lewis, Githens & Ahn
2 Greenwich Plaza
Greenwich, Connecticut  06830

John H. Massey
Private Investor and Corporate Director of FSW Holdings, Inc.
1700 Pacific Avenue, Suite 500
Dallas, Texas  75201

Lawrence D. Stuart, Jr.
Partner of Hicks, Muse, Tate & Furst Incorporated
200 Crescent Court, Suite 1600
Dallas, Texas  75201

R. Gerald Turner
President of Southern Methodist University 6425 Boaz - Room 225 Perkins Administration Bldg.
Dallas, Texas  75275

J. Otis Winters
Non-executive Chairman of The PWS Group
5956 Sherry Lane, Suite 2001
Dallas, Texas  75225


Executive Officers who are not Directors
----------------------------------------

D. Geoffrey Armstrong
Executive Vice President, Chief Financial Officer and Treasurer
600 Congress Avenue, Suite 1400
Austin, Texas  78701

Kenneth J. O'Keefe
Executive Vice President and President, Chief Executive Officer and
  Chief Operating Officer of AMFM Radio Group
360 Newbury, 6th Floor
Boston, Massachusetts 02115

William S. Banowksy, Jr.
Executive Vice President and General Counsel
600 Congress Avenue, Suite 1400
Austin, Texas  78701

                                  Exhibit Index
                                  -------------


           Name of Exhibit
           ---------------

99(a) Second Amended and Restated Stock Purchase Agreement, dated as of August 11, 1999, by and among the Company, Lamar Media Corp., Mezzanine and CMCLA.*

99(b) Stockholders Agreement, dated as of September 15, 1999, by and between the Company and other stockholders signatory thereto.**

99(c)      Registration Rights Agreement, dated as of
           September 15, 1999, by and among the Company, Mezzanine and CMCLA.**


   * Incorporated by reference to AMFM Inc.'s Quarterly Report on Form 10-Q for the quarterly period ending June 30, 1999.

  **       Filed herewith.